NEWS RELEASE
ALL CONDITIONS TO THE TAKE-OVER BID OF
O&Y REIT BY BROOKFIELD CONSORTIUM SATISFIED
For Immediate Release
TORONTO, October 17, 2005 — O&Y Properties Corporation (“O&Y Properties”) (OYP:TSX), O&Y Real Estate Investment Trust (“O&Y REIT”) (OYR.UN:TSX), Brookfield Properties Corporation (“Brookfield Properties”) (BPO:NYSE,TSX) and its Canadian-based subsidiary, BPO Properties Ltd. (“BPO Properties”) (BPP:TSX), today announced that all of the conditions of the take-over bid for limited voting units of O&Y REIT made by a newly-formed company (“Newco”) owned by the “Brookfield Consortium,” which consists of BPO Properties, CPP Investment Board and Arca Investments Inc., have been satisfied or waived. Under the take-over bid, Newco offered to acquire all of the outstanding limited voting units of O&Y REIT for C$16.25 cash per limited voting unit (“the Offer”).
Conditions Satisfied
The Offer, which expired today, was conditional, among other things, on more than 50% of the issued and outstanding limited voting units of O&Y REIT, other than those owned by O&Y Properties, being tendered to the Offer. An aggregate of 30,327,053 limited voting units were validly deposited under the Offer, representing 86.6% of the outstanding limited voting units other than those owned by O&Y Properties. The Offer is not being extended.
The Offer was also conditional on the satisfaction of all of the conditions to the arrangement (the “Arrangement”) involving O&Y Properties and the Brookfield Consortium, pursuant to which Newco proposed to acquire all of the issued and outstanding common shares of O&Y Properties for C$12.72 per share. Shareholders of O&Y Properties voted 99.9% in favour of this Arrangement on October 7, 2005 and the Arrangement was approved by the Ontario Supreme Court on October 11, 2005.
Completion of the Arrangement and Offer
Closing of the O&Y Properties Arrangement and the take-up of O&Y REIT limited voting units tendered to the Offer is anticipated to occur on October 21, 2005. The Brookfield Consortium intends to carry out a subsequent acquisition transaction in respect to O&Y

REIT whereby all issued and outstanding limited voting units will be redeemed for C$16.25 per unit in cash, and expects that this subsequent acquisition transaction will be completed before the end of December.
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O&Y Properties Corporation is a Canadian commercial real estate company that is focused on the ownership, management and development of high-quality office buildings. Directly, and indirectly through its significant interest in O&Y REIT, O&Y Properties owns a portfolio of 24 multi-tenant and government office properties totaling approximately 9.3 million square feet in six Canadian markets, including the 2.7 million square foot Class AAA 72-storey First Canadian Place office complex in downtown Toronto. In addition, through O&Y REIT’s subsidiary, O&Y Enterprise, the Company is a leading third party real estate services provider, specializing in property management and leasing services.
O&Y Real Estate Investment Trust is a closed-end real estate investment trust created to invest in quality office buildings in major markets across Canada. O&Y REIT is a focused office REIT. It owns a national portfolio of 23 high-quality Class A and Class B multi-tenant and government office buildings across Canada totalling 6.7 million square feet and an indirect interest in First Canadian Place, a 2.7 million square foot Class AAA, 72-storey office complex in downtown Toronto. In addition, it owns O&Y Enterprise, one of Canada’s leading third party real estate services providers, specializing in property management and leasing services. O&Y REIT has one class of trust units outstanding which are designated as “Limited Voting Units.”
Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 46 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is interlisted on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
BPO Properties Ltd., 89% owned by Brookfield Properties, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 17 commercial properties and development sites totaling 14 million square feet, including landmark properties such as the Exchange Tower, home of the Toronto Stock Exchange and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information visit www.bpoproperties.com.
Contacts:

O&Y REIT and O&Y Properties:	Brookfield Properties and BPO Properties:

Rags Davloor	Melissa Coley

Chief Financial Officer	VP, Investor Relations and Communications

Tel: 416-862-6141	Tel: 212-417-7215

Websites:	Email: mcoley@brookfieldproperties.com

www.oyreit.com

www.oyp.com
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Cautionary Statement Regarding Forward Looking Statements
Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the companies to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies 40-F filed with the Securities and Exchange Commission. The companies undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

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